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                                                               EXHIBIT (a)(l)(y)


            SHELL DISCONTINUES EFFORTS TO ACQUIRE BARRETT RESOURCES
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     HOUSTON (MAY  7, 2001) -- Shell Oil Company (Shell) announced today that it has elected to discontinue its efforts to purchase Barrett Resources Corporation and will terminate its current $60 per share tender offer. Shell decided to take this action because of its unwillingness to increase its offer beyond a level that makes economic sense to Shell.

     "Barrett's assets and employees combined with Shell's financial and technological strengths would have been an excellent fit for all involved, but only at the right price," said Walter van de Vijver, president and CEO of Shell Exploration & Production Company. "We have no intention of abandoning our economic discipline and pursuing an acquisition at price levels that cease to add value for our shareholders just for the sake of making a deal."

     Shell remains committed to strengthening and diversifying its asset portfolio outside its existing core areas. "We will continue to pursue attractive opportunities for growth, with particular emphasis on natural gas production and reserves," added van de Vijver. "We see the need for superior application of technology to enable industry to successfully address the growing demand for natural gas in the U.S. We will continue to pursue portfolio growth opportunities where we can bring Shell's unique technological strengths to bear and that make economic sense for Shell and its shareholders. It's unfortunate that the Barrett assets and employees will not play a part in our expected future growth. However, I wish the Barrett employees all the best."

     Shell Oil Company is a wholly-owned member of the Royal Dutch/Shell Group (NYSE: RD, SC).

     This press release contains forward-looking statements that are based on Shell Oil Company's current expectations, estimates and projections. Words such as "expects," "anticipates," "forecasts," "intends," "plans," "believes," "projects," and "estimates," and variations of such words and similar expressions are intended to identify such forward-looking statements.

     These statements are not guarantees of future performance and involve risks and uncertainties and are based on a number of assumptions that could ultimately prove inaccurate and, therefore, there can be no assurance that they will prove to be accurate.

     Actual results and outcomes may vary materially from what is expressed or forecast in such statements. Among the factors that could cause actual results to differ materially are changes in natural gas prices, changes in competitive or economic conditions affecting supply and demand for gas, pending or future litigation, changes in current laws and regulations, and general domestic and international economic and political conditions. Shell Oil Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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MEDIA CONTACTS:
Kitty Borah/Stacy Hutchinson    Shell Oil Media Relations         (713) 241-4544

INVESTOR RELATIONS CONTACT:
David Sexton                  Shell Oil Investor Relations        (212) 218-3112

WEB SITE INFORMATION             www.shell-barrett.com